

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

April 7, 2010

Mr. Gary B. Sabin
Chairman and Chief Executive Officer
Excel Trust, Inc.
17140 Bernardo Center Drive, Suite 300
San Diego, CA 92128

> **Re: Excel Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed March 31, 2010**
> **File No. 333-164031**

Dear Mr. Sabin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 65

1.   Please identify the parties to the credit facility here and elsewhere in the prospectus as appropriate. Please also disclose the threshold amounts of key restrictive covenants such as maximum leverage ratio.

Market Opportunity, page 92

2.   Please conform your disclosure of "Class A" and "Class B" properties with the disclosure on page 2, including how such property types are defined and who defines them.

Shareholder Total Return , page 99

3.	We refer to the Excel Legacy Corporation/Price Legacy Corporation table on page 100 and note that the end date goes through December 21, 2004. Please revise the table so that the end date coincides with managements departure from the company in October 2003 or explain to us why you believe the December 21, 2004 date is appropriate.

Exhibit Index

4.	We reissue our prior comment requesting that you file all remaining exhibits with your next amendment. Please understand that failure to file these exhibits may delay clearance to the extent that we have comments.

Exhibit 10.14

5.	We note that you have filed a form of employment agreement for your executive officers other than Mr. Sabin. Please file the executed employment contract for each officer. Refer to Instruction 1 to Item 601(b)(10) of Regulation S-K.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Craig M. Garner, Esq.
        Robert Steenblik, Esq.
        Latham & Watkins LLP
        Via facsimile (858) 523-5450